Registration Statement No. 333-237342

Filed Pursuant to Rule 433

August 17, 2021

MicroSectors™ Launches FANG & Innovation Exchange Traded Notes on NYSE Arca

NEW YORK, August 17, 2021 – REX Shares, LLC (REX) has announced the launch of two new MicroSectors Exchange Traded Notes (ETNs) issued by Bank of Montreal(“BMO”) linked to the Solactive FANG Innovation Index (symbol: SOLFANGT). MicroSectors Solactive FANG & Innovation 3x Leveraged ETN (BULZ) and MicroSectors Solactive FANG & Innovation -3x Inverse Leveraged ETN (BERZ) will start trading tomorrow on NYSE Arca.

The Solactive FANG Innovation Index, launched in June 2021, tracks large, U.S.-listed tech and internet/media companies and is designed to represent stocks building tomorrow’s technology today. The index includes eight core-components: Apple Inc. (AAPL), Amazon.com, Inc. (AMZN), Facebook, Inc. (FB), Alphabet Inc. (GOOGL), Microsoft Corporation (MSFT), Netflix Inc. (NFLX), NVIDIA Corporation (NVDA) and Tesla Inc. (TSLA). Additionally, it includes the seven stocks with the largest market capitalization and 12-month average daily value traded taken from the technology sector, including Advanced Micro Devices, Inc. (AMD), Intel Corporation (INTC), Micron Technology, Inc. (MU), PayPal Holdings, Inc. (PYPL), salesforce.com, inc. (CRM), Square, Inc. (SQ), and Zoom Video Communications, Inc. (ZM).

“Technology and innovation are megatrends that are expected to continue to play a central role in the markets in the years to come,” said Kevin Gopaul, President of Exchange Traded Funds, BMO Global Asset Management. “For sophisticated investors, the addition of the Solactive FANG & Innovation ETNs to our leveraged ETN line-up will provide greater choice when investing in these key sectors. We’re pleased to expand our relationship with REX and to continue offering innovative investment solutions to meet evolving investor needs.”

“We are thrilled to partner with BMO and Solactive on another pair of leveraged and inverse leveraged exchange traded notes. We believe the FANG Innovation Index will provide sophisticated investors access to a pure-play U.S. big tech basket,” said Scott Acheychek, President of REX. “MicroSectors focuses on innovating the ETP landscape with the goal of providing access to targeted investment trading vehicles across popular market segments like U.S. energy, U.S. large cap banks, and now U.S. big tech.”

The ETNs are senior, unsecured obligations of BMO.

BMO and REX have collaborated on the development and issuance of ETNs since 2017, and currently provide 14 ETN offerings.

For additional information on BMO ETNs, please visit: https://www.bmoetns.com/

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. The returns on the ETNs over longer periods of time can, and most likely will, differ significantly from the return on a direct long or short investment in the index.

BMO, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, a product supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) about each of the offerings to which this free writing prospectus relates. Please read those documents and the other documents relating to these offerings BMO has filed with the SEC for more complete information about BMO and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free at 1-877-369-5412.

Solactive AG (“Solactive”) is the licensor of the Index. The notes are not sponsored, endorsed, promoted or sold by Solactive in any way, and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the notes; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive’s obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication of the Index, and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

MicroSectors™ and REX™ are registered trademarks of REX. The trademarks have been licensed for use for certain purposes by Bank of Montreal. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third-party licensors (collectively, "REX Index Parties"). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. REX Index Parties' only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties. REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.

About REX Shares

Founded in 2015, REX Shares (REX) is an independent provider of exchange-traded products (ETPs) based in Fairfield, Connecticut. As ETP architects, the REX team creates investment vehicles that solve for a range of specific challenges in investor portfolios. The firm is rooted in decades of structuring and building inventive exchange-traded product solutions.

For more information, please visit www.rexshares.com or www.microsectors.com.

Twitter: @REXShares and @MSectors

About BMO Financial Group
Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $950 billion as of April 30, 2021, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Internet: www.bmo.com

BMO Media Contact:

Kelly Hechler, Kelly.Hechler@bmo.com, (416) 867-3996

Bank of Montreal ETNs: US.ETN@bmo.com, +1-877-369-5412

Trade Leverage FANG Index. FANG Innovation. Bullish FANG Stocks?

Trade Bull/Bear FANG ETN. $BULZ or $BERZ.
Trade 3x leverage & -3x inverse FANG. $BULZ & $BERZ. For Sophisticated Investors.

Learn more about Exchange Traded Notes. Important information is in the hyperlink.

You are now entering the MicroSectorsTM website of Rex Shares.

 The website includes information about exchange traded notes (ETNs) issued by Bank of Montreal, including ETNs linked to the Solactive FANG Innovation Index, an equity index linked to 15 widely-traded technology stocks.

As discussed in more detail on the website, the ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. You should proceed with extreme caution in considering an investment in the ETNs.

Investors should proceed with extreme caution, as, due to the effect of compounding, the performance of these ETNs over longer periods of time can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time.

Investors should consult the prospectus for further details on the calculation of the returns and the risks associated with investing in this product.

Bank of Montreal has filed a registration statement (including certain pricing supplements, prospectus supplement and prospectus) with the SEC for the ETN offerings discussed on this website.  Before you invest, you should read such documents and any other documents that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings.  You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, Bank of Montreal will arrange to send to you applicable pricing supplement, the prospectus supplement and the prospectus if you request it by calling its agent toll-free at 1-877-369-5412.

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